Gorgon Newco, LLC

(F/K/A GulfMark Offshore, Inc.)

c/o Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

April 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mr. John Reynolds, Assistant Director, Office of Natural Resources

Ms. Karina Dorin, Attorney-Advisor, Office of Natural Resources

Re:	GulfMark Offshore, Inc.

Registration Statement on Form S-1

Filed December 21, 2017

File No. 333-222239

Dear Mr. Reynolds and Ms. Dorin:

GulfMark Offshore, Inc. (N/K/A Gorgon Newco, LLC), formerly a Delaware corporation (now a Delaware limited liability company) (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-222239), filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2017, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective by the SEC and no securities have been issued or sold under the Registration Statement.

Pursuant to Rule 418 of the Securities Act, the Company requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the SEC relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

The Company is applying for withdrawal of the Registration Statement because effective as of November 15, 2018, the Company completed its business combination with Tidewater Inc. (“Tidewater”) pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated July 15, 2018, between Tidewater and the Company. Upon consummation of the transactions contemplated by the Merger Agreement, the Company became a wholly owned subsidiary of Tidewater. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Accordingly, the Company applies for withdrawal of the Registration Statement and requests that the SEC consent thereto. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Hope M. Spencer of Jones Walker LLP at (504) 582-8130. Thank you for your assistance.

[Signature Page Follows]

Very truly yours,

GORGON NEWCO, LLC

/s/ Bruce D. Lundstrom
By: Bruce D. Lundstrom
Title: Vice President and Secretary